PROFESSIONALLY MANAGED PORTFOLIOS

California Office 2020 East Financial Way Glendora, CA 91741	Wisconsin Office 615 East Michigan Street Milwaukee, WI 53202

August 11, 2020

VIA EDGAR TRANSMISSION

Christopher Bellacicco
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

RE:	Professionally Managed Portfolios (the “Trust”)
Securities Act Registration No: 33-12213
Investment Company Act Registration No: 811-05037
on behalf of the Otter Creek Long/Short Opportunity Fund (the “Fund”) (S000043717)

Dear Mr. Bellacicco:

This correspondence is being filed in response to the comments you provided via telephone to Elaine Richards, President of Professionally Managed Portfolios, on August 3, 2020, in connection with the SEC Staff’s review of Post-Effective Amendment No. 792 filed pursuant to Rule 485A under the Securities Act of 1933 and Amendment No. 793 under the Investment Company Act of 1940 (the “1940 Act”) on Form N‑1A on June 16, 2020. For your convenience in reviewing the Trust’s response, your comments are summarized below in boldface type, immediately followed by the Trust’s responses.

PROSPECTUS

COMMENT 1:
In the Fees and Expenses table on page 1 of the Prospectus, please explain why the expenses in the row entitled “Interest and Dividends on Securities Sold Short” is aligned differently compared to the “Acquired Fund Fees and Expenses. “

RESPONSE 1:
The Trust responds by confirming that expenses related to the “Interest and Dividends on Securities Sold Short” was intentionally offset from expenses in the other rows to indicate that the amount was already included with “Other Expenses” and should not be double counted when calculating the Total Annual Fund Operating Expenses. That said, the Trust will realign the “Acquired Fund Fees and Expenses” with the other rows as shown below:

1

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	1.35%	1.35%
Distribution and Service (Rule 12b-1) Fees	None	0.25%
Other Expenses (includes Interest and Dividends on Securities Sold Short)	0.94%	0.94%
Interest and Dividends on Securities Sold Short	0.62%	0.62%
Acquired Fund Fees and Expenses(2)	0.02%	0.02%
Total Annual Fund Operating Expenses	2.31%	2.56%
Less: Fee Waiver and Expense Reimbursement(3)	-0.12%	-0.12%
Net Annual Fund Operating Expenses(4)	2.19%	2.44%

COMMENT 2:
Under the Principal Investment Strategies of the Fund on page 2 of the Prospectus, it states that the Fund may invest “up to 20% of the Fund’s assets in Master Limited Partnerships (“MLPs”)...” In light of the liquidity profile of MLPs, please explain how it was determined that investments in MLPs is appropriate for an open-end investment company. As part of the response, please include the Fund’s considerations of “relevant market, trading, and investment-specific considerations” as discussed on pages 154-155 of the release adopting Rule 22e‑4 under the 1940 Act dated October 13, 2016 (Release Nos. 33-0233; IC-32315; File No. S7-16-15; https://www.sec.gov/rules/final/2016/33-10233.pdf).

RESPONSE 2:
Otter Creek Advisors, LLC, the Fund’s investment advisor, represented to the Trust that it believes MLPs were and are appropriate for the Fund as an open-end investment company because MLPs represent one of the primary options for investing in energy infrastructure entities. The Fund presently has no MLP investments and has not held any MLPs since the inception of the Fund. Because the Fund has not invested in MLPs to date, Otter Creek has chosen to lower the maximum investment level in MLPs to 15%. As the Fund’s Liquidity Risk Program Administrator, Otter Creek’s Liquidity Committee will consider a number of factors, including market capitalization, float and historic trading volume, if an investment in an MLP were being considered.

COMMENT 3:
Given that the Fund invests in MLPs, please include a line item for “Current Income Expense and Deferred Income Expenses” in the Fees and Expenses table on page 1 of the Prospectus. Note: If there are no MLPs in the portfolio holdings, there will be no need to include the in item.

RESPONSE 3:
The Trust confirms that currently, the Fund does not hold any MLPs. Accordingly, there is no need to add the requested line item to the Fees and Expenses table. The Trust undertakes to add the referenced line item should the Fund’s future holdings contain MLPs.

COMMENT 4:
Under the Principal Investment Strategies of the Fund on page 2 of the Prospectus, please add disclosure identifying sub-investment grade corporate debt as “junk bonds.” Please make corresponding revisions on page 8 of the Prospectus.

RESPONSE 4:	The Trust responds by adding reference to “junk bonds” as requested.

COMMENT 5:
Under the Principal Investment Risks on page 4 of the Prospectus, the staff observes that the Trust has enhanced the Market and Regulatory Risk to include reference to “unexpected events and their aftermaths, such as the spread of deadly diseases...” Please consider whether additional risk disclosures should be revised given the activities and significant market events that have occurred since the start of the COVID‑19 pandemic. If the registrant believes that no further disclosure is required, please explain why not supplementally.

RESPONSE 5:
The Trust confirms that it believes the enhanced Market and Regulatory Risk disclosure which includes reference to “unexpected events and their aftermaths, such as the spread of deadly diseases” in the Prospectus and SAI is sufficient as written and adequately addresses the market events that have occurred since the start of the COVID-19 pandemic.

COMMENT 6:
Under Fund Expenses on page 15 of the Prospectus, it indicates that the Fund has a second expense cap with an effective term “March 1, 2023 ‑ Indefinite.” The word “Indefinite” suggests that the waiver has no end date and could be permanent. Please confirm supplementally that is the case or indicate whether the Fund is simply still deciding when the expense cap will terminate.

RESPONSE 6:	The Trust supplementally confirms that the term “Indefinite” was intended to convey that the waiver has no end date and could be permanent.

STATEMENT OF ADDITIONAL INFORMATION (the “SAI”)

COMMENT 7:	Under Portfolio Turnover on Page 23 of the SAI, please add further explanation as to why difference in portfolio turnover rates from 2018 to 2019 is so significant.

RESPONSE 7:	The Trust responds by expanding the current explanatory disclosure as follows:

Portfolio Turnover	2018	2019
Otter Creek Long/Short Opportunity Fund	163%	59%*
*The 2019 portfolio turnover rate is materially different from the previous year due to the decline in Fund assets, which impacted the Fund’s ability to purchase long-term investments. Turnover of the Fund may fluctuate from year to year. The typical holding period for long positions in the Fund may be approximately one to three years while short positions may be in the Fund for six to eighteen months. The timing of transactions and the development of the Advisor’s investment thesis may impact the turnover of the Fund.

* * * * * * * * * * * *
If you have any questions, need any additional information or would like any clarification, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
President and Secretary

cc.	Domenick Pugliese, Sullivan & Worcester LLP

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